UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
LASERSCOPE
(Name of Subject Company (Issuer))
Kermit Merger Corp.
an indirect subsidiary of
American Medical Systems Holdings, Inc.
(Names of Filing Persons (Offerors))
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
518081104
(CUSIP Number of Class of Securities)
Carmen L. Diersen
Executive Vice President and Chief Financial Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
(952) 930-6000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With Copies to:
Thomas A. Letscher and Michael J. Kolar
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
(612) 607-7000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☑ third party tender offer subject to Rule 14d-l

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), and Kermit Merger Corp., a California corporation and an indirect subsidiary of AMS (“Purchaser”), hereby amend and supplement their Tender Offer Statement on Schedule TO, as originally filed on June 14, 2006 and as previously amended (the “Schedule TO”), relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock of Laserscope, a California corporation (“Laserscope”), no par value (the “Shares”), at a purchase price of $31.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006, and in the related Letter of Transmittal, copies of which have previously been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO (and which, each as amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Item 11. Additional Information.
Item 11 of the Schedule TO is amended and supplemented by adding the following:
     “On June 15, 2006, AMS and Laserscope each filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger. The filings were subject to a 15-day initial waiting period, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, this waiting period expired at 11:59 p.m., New York City time, on June 30, 2006. Neither the DOJ nor the FTC extended the waiting period by requesting additional information or documentary material from AMS or Laserscope. Under the Merger Agreement and Offer, Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. Because this 15-day waiting period expired, this condition to accepting for payment Shares tendered pursuant to the Offer has been satisfied.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:
(a)(1)(I) Press release issued by American Medical Systems Holdings, Inc., dated July 5, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KERMIT MERGER CORP.
By:	/s/ Carmen L. Diersen
	Name:	Carmen L. Diersen
	Title:	Chief Financial Officer and Secretary

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
By:	/s/ Carmen L. Diersen
	Name:	Carmen L. Diersen
	Title:	Executive Vice President and Chief Financial Officer

Dated: July 5, 2006

EXHIBIT INDEX

Exhibit
Number		Description
(a)(1)(A)		Offer to Purchase, dated June 14, 2006.
(a)(1)(B)		Form of Letter of Transmittal.
(a)(1)(C)		Form of Notice of Guaranteed Delivery.
(a)(1)(D)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)		Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)		Summary Advertisement as published in The Wall Street Journal on June 14, 2006.
(a)(1)(G)		Press release issued by American Medical Systems Holdings, Inc., dated June 14, 2006.
(a)(1)(H)		Press release issued by American Medical Systems Holdings, Inc., dated June 28, 2006 (incorporated by reference to Exhibit 99.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(a)(1)(I)	*	Press release issued by American Medical Systems Holdings, Inc., dated July 5, 2006.
(b)(1)		Commitment Letter and Term Sheet, dated June 3, 2006, between CIT Healthcare LLC and American Medical Systems, Inc.
(b)(2)		Commitment Letter and Term Sheet, dated June 3, 2006, between Piper Jaffray & Co. and Deephaven Capital Management, LLC and American Medical Systems, Inc.
(b)(3)		Indenture for Convertible Notes (incorporated by reference to Exhibit 4.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(b)(4)		Form of Convertible Notes (incorporated by reference to Exhibit 4.2 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(d)(1)		Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp.
(d)(2)		Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain officers of Laserscope.
(d)(3)		Confidentiality Agreement, dated as of February 16, 2006, by and between Laserscope and American Medical Systems Holdings, Inc.
(d)(4)(i)		Form of Retention Agreement for eligible finance and accounting employees of Laserscope (incorporated by reference to Exhibit (e)(10)(i) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(d)(4)(ii)		Form of Retention Agreement for other eligible employees of Laserscope (incorporated by reference to Exhibit (e)(10)(ii) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(g),(h)		None.

*	Filed herewith. All other exhibits previously filed.